

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Laura Felice
Executive Vice President and Chief Financial Officer
BJ's Wholesale Club Holdings, Inc.
350 Campus Drive
Marlborough, MA 01752

> **Re: BJ's Wholesale Club Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2023**
> **File No. 001-38559**

Dear Laura Felice:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services